# SEC Schedule 13D/A (Amendment No. 25) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Siebert Financial Corp, CIK 0000065596
CUSIP: 826176109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 653 Collins Avenue, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 12/09/2024
Filed by CIK 0001727711
Persons authorized to receive notices and communications: Gloria E. Gebbia, Director, Siebert Financial Corp, 653 Collins Avenue,, Miami Beach, Florida (FL), 33139, 212 644 2400

## Reporting persons
- Gloria E. Gebbia (CIK 0001692471): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 9,715,714; shared voting power 16,959,323; sole dispositive power 9,715,714; shared dispositive power 16,959,323; aggregate amount beneficially owned 16,959,323 (42% of the class)
  Comment: * Percentage of class calculated based on 40,120,936 shares outstanding of Common Stock as of November 12, 2024
- John M. Gebbia (CIK 0001727425): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 2,024,891; shared voting power 16,959,323; sole dispositive power 2,024,891; shared dispositive power 16,959,323; aggregate amount beneficially owned 16,959,323 (42% of the class)
  Comment: * Percentage of class calculated based on 40,120,936 shares outstanding of Common Stock as of November 12, 2024
- Richard Gebbia (CIK 0001727711): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 588,535; shared voting power 16,959,323; sole dispositive power 588,535; shared dispositive power 16,959,323; aggregate amount beneficially owned 16,959,323 (42% of the class)
  Comment: * Percentage of class calculated based on 40,120,936 shares outstanding of Common Stock as of November 12, 2024
- David Gebbia (CIK 0001737859): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 1,515,318; shared voting power 16,959,323; sole dispositive power 1,515,318; shared dispositive power 16,959,323; aggregate amount beneficially owned 16,959,323 (42% of the class)
  Comment: * Percentage of class calculated based on 40,120,936 shares outstanding of Common Stock as of November 12, 2024
- Kimberly Gebbia: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 2,589,592; shared voting power 16,959,323; sole dispositive power 2,589,592; shared dispositive power 16,959,323; aggregate amount beneficially owned 16,959,323 (42% of the class)
  Comment: * Percentage of class calculated based on 40,120,936 shares outstanding of Common Stock as of November 12, 2024

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Siebert Financial Corp
Address of issuer's principal executive offices: 653 Collins Avenue, Miami Beach, Florida (FL), 33139
Comment:
This Amendment 25 to Schedule 13D (this "Amendment") amends Amendment 24 to Schedule 13D filed on January 23, 2024.

Amendment 24 to Schedule 13D amended Amendment 23 to Schedule 13D filed on December 18, 2023. Amendment 23 to Schedule 13D amended Amendment 22 to Schedule 13D filed on June 22, 2023. Amendment 22 to Schedule 13D amended Amendment 21 to Schedule 13D filed on May 22, 2023. Amendment 21 to Schedule 13D amended Amendment 20 to Schedule 13D filed on April 13, 2023. Amendment 20 to Schedule 13D amended Amendment 19 to Schedule 13D filed on December 21, 2022. Amendment 19 to Schedule 13D amended Amendment 18 to Schedule 13D filed on January 13, 2022. Amendment 18 to Schedule 13D amended Amendment 17 to Schedule 13D filed on April 8, 2021. Amendment 17 to Schedule 13D amended Amendment 16 to Schedule 13D filed on March 19, 2021. Amendment 16 to Schedule 13D amended Amendment 15 to Schedule 13D filed on June 24, 2020. Amendment 15 to Schedule 13D amended Amendment 14 to Schedule 13D filed on April 20, 2020. Amendment 14 to Schedule 13D amended Amendment 13 to Schedule 13D filed on February 7, 2020. Amendment 13 to Schedule 13D amended Amendment 12 to Schedule 13D filed on January 17, 2020. Amendment 12 to Schedule 13D amended Amendment 11 to Schedule 13D filed on January 10, 2020. Amendment 11 to Schedule 13D amended Amendment 10 to Schedule 13D filed on December 18, 2019. Amendment 10 amended Amendment 9 to Schedule 13D filed on September 30, 2019. Amendment 9 amended Amendment 8 to Schedule 13D filed on May 9, 2019. Amendment 8 amended Amendment 7 to Schedule 13D filed on April 4, 2019. Amendment 7 amended Amendment 6 to Schedule 13D filed on January 2, 2019. Amendment 6 amended Amendment 5 to Schedule 13D filed on September 11, 2018 ("Amendment 5"). Amendment 5 amended the amended and restated Schedule 13D filed on April 25, 2018 as Amendment 4 (the "Amended and Restated Schedule 13D"), by Kennedy Cabot Acquisition, LLC, a Nevada limited liability company ("KCA"), Gloria E. Gebbia, the Managing Member of KCA, Richard Gebbia, and John M. Gebbia. The Amended and Restated Schedule 13D was filed to amend and restate the Schedule 13D filed on December 21, 2016 (the "Original Schedule 13D"), as amended and supplemented by Amendment 1 filed on January 11, 2018, Amendment 2 filed on January 26, 2018, and Amendment 3 filed on February 26, 2018.

This Amendment is being filed by the Reporting Persons relating to the common stock, par value $0.01 per share (the "Common Stock"), of Siebert Financial Corp., a New York corporation (the "Issuer"), whose principal executive officers are located at 653 Collins Avenue, Miami Beach, FL 33139.

The Reporting Persons are filing this Amendment to report the gift of shares of Issuer common stock from Gloria E. Gebbia to certain family members.

This Amendment does not restate disclosures in the Amended and Restated Schedule 13D that are not being amended, and should be read in conjunction with the Amended and Restated Schedule 13D. Except as set forth herein, the Amended and Restated Schedule 13D is unmodified. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Amended and Restated Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of Amendment 25 is hereby amended and restated as follows:

(a) As of the date hereof:

i. Gloria E. Gebbia is the direct beneficial owner of 9,715,714 shares of Common Stock, representing approximately 24% of outstanding Common Stock of the Issuer.

ii. John M. Gebbia is the direct beneficial owner of 2,024,891 shares of Issuer Common Stock, representing approximately 5% of outstanding Common Stock of the Issuer, and he may be deemed to share indirect beneficial ownership of a total of 190,000 additional shares, owned by certain family members.

iii. Richard Gebbia is the direct beneficial owner of 588,535 shares of Issuer Common Stock, representing approximately 2% of outstanding Common Stock of the Issuer, and he may be deemed to share indirect beneficial ownership of a total of 261,273 additional shares owned by certain family members and 2,589,592 shares owned by Kimberly Gebbia.

iv. David Gebbia is the direct beneficial owner of 1,515,318 shares of Issuer Common Stock, representing approximately 4% of outstanding Common Stock of the Issuer, and he may be deemed to share indirect beneficial ownership of a total of 74,000 additional shares owned by certain family members.

v. Kimberly Gebbia is the direct beneficial owner of 2,589,592 shares of Issuer Common Stock, representing approximately 7% of outstanding Common Stock of the Issuer, and she may be deemed to share indirect beneficial ownership of a total of 261,273 additional shares owned by certain family members and 588,535 shares owned by Richard Gebbia.

Each of Gloria E. Gebbia, John M. Gebbia, Richard Gebbia, David Gebbia, and Kimberly Gebbia as a member of the "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to own beneficially of the shares of Common Stock directly or beneficially owned by the other Reporting Persons, which is, in the aggregate, 16,959,323 shares. Each of the Reporting Persons disclaims the beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein.

The percentage calculations in Item 5(a) are based on 40,120,936 shares outstanding of Common Stock as of November 12, 2024
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9 and 10 on each of the cover pages of this Amendment is incorporated by reference in its entirety into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as otherwise described in this Amendment, the Reporting Persons have not effected any transactions in the Common Stock or other equity security of the Issuer during the last 60 days

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except for the Amended and Restated Joint Filing and Group Agreement, which is incorporated into this Item 6 by reference, and as otherwise set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to: transfer or voting of any of the securities of the Issuer or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Amended and Restated Joint Filing and Group Agreement, Amended on January 10, 2022

## Signatures
- Gloria E. Gebbia: /s/ Gloria E. Gebbia, Gloria E. Gebbia/Managing Member (03/05/2025)
- Gloria E. Gebbia: /s/ Gloria E. Gebbia, Gloria E. Gebbia (03/05/2025)
- John M. Gebbia: /s/ John M. Gebbia, John M. Gebbia (03/05/2025)
- Richard Gebbia: /s/ Richard Gebbia, Richard Gebbia (03/05/2025)
- David Gebbia: /s/ David Gebbia, David Gebbia (03/05/2025)
- Kimberly Gebbia: /s/ Kimberly Gebbia, Kimberly Gebbia (03/05/2025)